Exhibit 99.1

The Very Good Food Company Announces New Innovative Products for Retail Release

•	The Very Good Butchers to launch plant-based Butcher’s Select Spicy Meatballs and Very Good Steak duo.
•	These new innovative product offerings will broaden VERY GOOD’s product range in the plant-based meat market.

Vancouver, British Columbia – October 26, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today announced two delicious additions to an already innovative line of bean and vegetable based meats in the form of Butcher’s Select Spicy Meatballs and The Very Good Steak for retail and e-Commerce.

After seeing overwhelming demand for the NEXTY Award winning Butcher’s Select Mmm...Meatballs, the Spicy Meatballs are an addition that pack a flavorful punch, and more than a little heat. The original plant-based meatballs, winners of the NEXTY Best New Frozen Product category, have entered the market as a flavorful alternative to not only plant-based, but also traditional meat products in the natural food space.

The Very Good Butchers Steak is ready to compete in a nascent segment of the plant-based meat alternative category by tackling more sophisticated whole meat muscle products such as strip loin and fillets. It delivers meaty flavor with every shiitake mushroom and beet filled bite, featuring a mouthwatering blend of herbs and spices in a new two-pack product format for double the deliciousness. Previously only available online, the Steak along with the new Spicy Meatballs have been scaled and will soon become available to purchase in retail.

“After the release of the Butcher’s Select line, we were thrilled by the high demand we received from the Mmm...Meatballs” said Mitchell Scott, co-founder and CEO of The Very Good Food Company. “The popularity of these products further proves what we already know: shoppers are craving delicious alternatives for all their favorite meat products, not just sausages and burgers. Winning the NEXTY Award for best frozen product with the Mmm...Meatballs confirmed that consumers want more variety that tastes like the ‘real’ thing. Additionally, as one of just a few plant-based steaks on the market, and even fewer available in stores, we’re driving home our mission of accessible plant-based options that actually taste great.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes statements relating, but not limited to, the anticipated retail launch of the Butcher’s Select Spicy Meatballs and Very Good Steak duo, the attributes of such products including their taste and nutritional properties, and the products’ ability to compete in the plant-based meat alternative market. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the continued strong demand for VERY GOOD’s products, the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form F-10 filed with the SEC and is available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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